UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 333-280198

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Star Fashion Culture Holdings Limited (“we,” “our,” “us,” or the “Company”), held an Annual General Meeting (the “Meeting”) of shareholders at February 24, 2026, at 10:00 A.M., Beijing Time (February 23, 2026, at 9:00 P.M., Eastern Time). The Meeting was held at 12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China. The record date for the determination of shareholders entitled to vote at the meeting was January 23, 2026, and there were 46,450,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares issued and outstanding.

All resolutions were resolved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

PROPOSAL ONE

By an ordinary resolution, to approve the re-appointment of five directors, Zhang Pingting, Liu Xiaohua, Gung Leut Ming, Zhou Mo, and Li Mengting, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal.

Zhang Pingting:

For	Against	Abstain
30,630,444 shares (98.81%1)	0 shares (0%1)	368,713 shares (1.19%)

Liu Xiaohua:

For	Against	Abstain
30,630,344 shares (98.81%1)	0 shares (0%1)	368,813 shares (1.19%)

Gung Leut Ming

For	Against	Abstain
30,630,344 shares (98.81%1)	0 shares (0%1)	368,813 shares (1.19%)

Zhou Mo

For	Against	Abstain
30,630,344 shares (98.81%1)	0 shares (0%1)	368,813 shares (1.19%)

Li Mengting

For	Against	Abstain
30,630,344 shares (98.81%1)	0 shares (0%1)	368,813 shares (1.19%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 2

By an ordinary resolution, to approve the appointment of Enrome LLP as the company’s independent registered public accounting firm for the fiscal year ending June 30, 2026.

For	Against	Abstain
30,701,867 shares (99.04%1)	82,166 shares (0.27%1)	215,124 shares (0.69%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 3

By a special resolution, to approve increasing the votes each class B ordinary shares entitled to one hundred votes.

For	Against	Abstain
30,056,132 shares (96.96%1)	717,374 shares (2.31%1)	225,651 shares (0.73%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 4

By an ordinary resolution, that

(i) the increase of the authorized share capital of the Company from US$50,000 divided into 4,980,000,000 class A ordinary shares of US$0.00001 each (the “Pre-consolidation Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of US$0.00001 each (the “Pre-consolidation Class B Ordinary Shares”) to US$800,000 divided into 76,000,000,000 Pre-consolidation Class A Ordinary Shares and 4,000,000,000 Pre-consolidation Class B Ordinary Shares by the creation of additional 71,020,000,000 Pre-consolidation Class A Ordinary Shares and additional 3,980,000,000 Pre-consolidation Class B Ordinary Shares be and hereby is approved (the “Increase of Authorised Share Capital”);

(ii) the consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 class A ordinary shares of US$0.0004 each (the “Class A Ordinary Shares”) and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) be and hereby is approved, such that the authorized share capital of the Company shall become US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 10,000,000 class B Ordinary Shares of US$0.0004 each (the “Share Consolidation”, together with the Increase of Authorised Share Capital, the “Share Restructuring”);

(iii) pursuant to the Share Consolidation:

(a)	the 46,450,000 Pre-consolidation Class A Ordinary Shares currently in issue and outstanding be consolidated into 1,161,250 Class A Ordinary Shares and

(b)	the 1,300,000 Pre-consolidation Class B Ordinary Shares currently in issue and outstanding be consolidated 32,500 Class B Ordinary Shares;

(c)	the remaining authorized but unissued 75,953,550,000 Pre-consolidation Class A Ordinary Shares be consolidated into 1,898,838,750 Class A Ordinary Shares and the remaining 3,998,700,000 authorized but unissued Pre-consolidation Class B Ordinary Shares be consolidated into 99,967,500 Class B Ordinary Shares;

(d)	any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(e)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be and is hereby authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation.

(iv) the registered office provider of the Company (the “RO Provider”) be and hereby is authorized and instructed to attend to any necessary filing of the new authorized share capital of the Company together with this ordinary resolution (or any necessary extract hereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”); and

(v) the transfer agent and share registrar of the Company be and hereby is authorized and instructed to update the shareholder list of the Company as may be necessary to reflect the Share Restructuring.”

For	Against	Abstain
29,972,734 shares (96.69%1)	989,663 shares (3.19%1)	36,760 shares (0.12%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 5

By an ordinary resolution, subject to and conditional upon the passing of Proposal Three and Proposal Four, that

(a) subject to the Company receiving an application for shares executed by Xingji ZhangPingting Limited, the issuance of 5,000,000 authorized but unissued Class B Ordinary Shares to Xingji Zhangpingting Limited (the “Share Allotment”) at a price between US$0.10 to US$1.00 per share to be determined and approved by the Board at a later stage during a period of up to three years of the date of the Meeting, in reference to a valuation report to be prepared and provided to the Board prior to the Share Allotment, such that thereafter, Xingji ZhangPingting Limited will be holding an aggregate of 5,032,500 Class B Ordinary Shares;

(b) the transfer agent of the Company and/or the RO Provider be and is hereby authorized and instructed to (i) (if necessary) prepare new share certificate in the name of Xingji ZhangPingting Limited in respect of its shareholding of the Class B Ordinary Shares; and (ii) update the listed shareholder list for Class B Ordinary Shares of the Company to reflect the Share Allotment; and

(c) any Director be and each of them is hereby authorized to sign, execute or seal all such documents and to perform all such acts for and on behalf of the Company in connection with the Share Allotment and the transactions contemplated thereby as such Director shall in his absolute discretion think fit.”

For	Against	Abstain
30,012,454 shares (96.82%1)	972,243 shares (3.14%1)	14,460 shares (0.05%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 6

By special resolutions, to approve and adopt the second amended and restated memorandum and articles of association of the company

For	Against	Abstain
30,060,337 shares (96.97%1)	898,596 shares (2.90%1)	40,224 shares (0.13%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 7

By ordinary resolutions, subject to and conditional upon the passing of Proposals Three, Four and Six, that:

(i) the consolidation of every issued and unissued shares of the Company at any one time or multiple times as may be determined by the Board and announced by the Company (the date(s) of such announcement being the “Effective Date(s)”) during a period of up to three years of the date of the Meeting and at a ratio as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (the “Post-AGM Share Consolidation” and together the “Post-AGM Share Consolidations”) shall not be more than 5,000:1 be and is hereby approved, so that upon completion of the Post- AGM Share Consolidation(s), a shareholder holding up to every five thousand (5,000) Class A Ordinary Shares of US$0.0004 par value each will hold 1 new Class A Ordinary Share of par value up to US$2.00 each (the “Post-Consolidation(s) Class A Ordinary Shares”), and a shareholder holding up to every five thousand (5,000) Class B Ordinary Shares of US$0.0004 par value each will hold 1 new Class B Ordinary Share of par value up to US$2.00 each (the “Post-Consolidation(s) Class B Ordinary Shares”), with such Post-Consolidation(s) Class A Ordinary Shares and Post-Consolidation(s) Class B Ordinary Shares having the rights and being subject to the restrictions as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Post-AGM Share Consolidation(s) would be rounded up to the nearest whole share at the participant level; and

(ii) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Post-AGM Share Consolidation(s), and determine the exact consolidation ratio and Effective Date of each Post-AGM Share Consolidation during a period of three years of the date of the Meeting; or (ii) elect not to implement any Post-AGM Share Consolidation during a period of three years of the date of the Meeting.”

For	Against	Abstain
30,036,475 shares (96.89%1)	730,387 shares (2.36%1)	232,295 shares (0.75%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Proposal 8

As an ordinary resolution that the chairman of the AGM be and is hereby authorized to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the AGM, there are not sufficient votes to approve the Proposal One to the Proposal Seven.

For	Against	Abstain
30,428,285 shares (98.16%1)	336,655 shares (1.09%1)	234,217 shares (0.76%)

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the AGM.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Second Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: February 26, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director